FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of December 31, 2008 and 2007 together with Independent Auditors’ Report

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2008 AND 2007

TOGETHER WITH INDEPENDENT

AUDITORS’ REPORT

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	12-31-2008	12-31-2007
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	1,066,387	741,016
Due from banks and correspondents	3,169,354	2,373,827

Argentine Central Bank (BCRA)	3,126,155	2,102,264
Other local	1,374	778
Foreign	41,825	270,785

	4,235,741	3,114,843

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings for trading or financial transactions (Exhibit A)	1,461	31,288
Government Securities for repurchase agreements with the Argentine Central Bank (BCRA) (Exhibit A)	334,688	–,–
Holdings available for sale (Exhibit A)	577,502	1,372,584
Unlisted Government Securities (Exhibit A)	1,004,827	903,897
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	2,442,271	1,207,473
Investments in listed private securities (Exhibit A)	176	25,725
Less: Allowances (Exhibit J)	752,627	60,955

	3,608,298	3,480,012

C. LOANS:
To government sector (Exhibits B, C and D)	1,365,546	1,415,352
To financial sector (Exhibits B, C and D)	852,949	694,213

Interfinancial – (Calls granted)	22,550	30,500
Other financing to local financial institutions	747,235	617,829
Interest and listed-price differences accrued and pending collection	83,164	45,884

To non financial private sector and residents abroad (Exhibits B, C and D)	9,122,511	8,436,736

Overdraft	1,413,526	1,326,474
Discounted instruments	1,241,508	1,430,787
Real estate mortgage	946,804	772,036
Collateral Loans	103,268	40,988
Consumer	1,855,743	1,337,179
Credit cards	1,239,588	802,647
Other (Note 5 a.)	2,206,341	2,638,171
Interest and listed-price differences accrued and pending collection	140,037	102,210
Less: Interest documented together with main obligation	24,304	13,756
Less: Difference arising from purchase of portfolio	102	93
Less: Allowances (Exhibit J)	190,655	195,692

	11,150,249	10,350,516

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	876,987	463,621
Amounts receivable for spot and forward sales to be settled	1,274,295	191,059
Instruments to be received for spot and forward purchases to be settled	7,221	109,535
Premiums for options bought	2,513	–,–
Unlisted corporate bonds (Exhibits B, C and D)	63,324	58,277
Non-deliverable forward transactions balances to be settled	27,230	6,292
Other receivables not covered by debtor classification regulations	34,301	24,170
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	62,807	39,255
Interest accrued and pending collection not covered by debtor classification regulations	36,958	21,834
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	2	5
Less: Allowances (Exhibit J)	2,521	1,821

	2,383,117	912,227

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibits B, C and D)	370,342	317,053
Less: Allowances (Exhibit J)	4,381	4,280

	365,961	312,773

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	72,775	45,567
Other (Note 5.b.) (Exhibit E)	423,874	411,909
Less: Allowances (Exhibit J)	3	3

	496,646	457,473

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibits B, C and D)	–,–	52
Other (Note 5.c.)	394,305	219,025
Tax on minimum presumed income – Tax Credit	188,324	150,506
Other accrued interest receivable	–,–	1
Less: Allowances (Exhibit J)	218,154	77,604

	364,475	291,980

H. PREMISES AND EQUIPMENT (Exhibit F):	413,472	368,004

I. OTHER ASSETS (Exhibit F):	26,939	36,392

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	–,–	12,200
Organization and development expenses	48,059	79,454

	48,059	91,654

K. SUSPENSE ITEMS:	4,230	11,261

TOTAL ASSETS:	23,097,187	19,427,135

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	12-31-2008	12-31-2007
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	1,685,730	53,899
Financial sector	198,179	195,890
Non financial private sector and residents abroad	15,397,724	14,828,160

Checking accounts	3,320,981	2,823,731
Savings deposits	4,681,458	4,237,696
Time deposits	6,963,081	7,234,385
Investments accounts	9,740	13,152
Other	343,451	436,727
Interest and listed-price differences accrued payable	79,013	82,469

	17,281,633	15,077,949

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA (Exhibit I)	2,982	1,833

Other	2,982	1,833

Banks and International Institutions (Exhibit I)	331,311	555,842
Amounts payable for spot and forward purchases to be settled	13	103,608
Instruments to be delivered for spot and forward sales to be settled	1,604,412	206,466
Premiums for options written	1,927	–,–
Financing received from Argentine financial institutions (Exhibit I)	–,–	23,262

Interfinancial (calls received)	–,–	7,500
Other financing from local financial institutions	–,–	15,755
Interest accrued payable	–,–	7
Non-deliverable forward transactions balances to be settled	69,301	1,002
Other (note 5.d.) (Exhibit I)	1,053,374	791,420
Interest and listed-price differences accrued payable (Exhibit I)	6,561	9,017

	3,069,881	1,692,450

N. OTHER LIABILITIES:

Other (Note 5.e.)	364,418	271,956

	364,418	271,956

O. ALLOWANCES (Exhibit J):	236,730	321,277

P. SUSPENSE ITEMS:	68,501	6,666

TOTAL LIABILITIES:	21,021,163	17,370,298

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	2,076,024	2,056,837

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	23,097,187	19,427,135

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	12-31-2008	12-31-2007
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	52,729	199,679
– Guarantees received	3,687,336	3,215,812
– Contra contingent debit accounts	697,202	554,832

	4,437,267	3,970,323

Control
– Receivables classified as irrecoverable	267,883	280,820
– Other (Note 5.f.)	25,937,712	31,980,524
– Contra control debit accounts	473,701	2,214,130

	26,679,296	34,475,474

Derivatives (Exhibit O)
– “Notional” amount of put options bought	5,850	–,–
– “Notional” amount of non-deliverable forward transactions	1,446,615	1,164,392
– Interest rate SWAP	155,650	292,000
– Others	50,000	50,000
– Contra debit derivatives accounts	1,485,779	1,289,267

	3,143,894	2,795,659

For trustee activities
– Funds in trust	3,200	3,897

	3,200	3,897

TOTAL	34,263,657	41,245,353

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	74,294	26,185
– Guarantees provided to the BCRA	51,698	61,729
– Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	175,508	135,525
– Other guarantees given non covered by debtor classification regulations	141,835	134,871
– Other covered by debtor classification regulations (Exhibits B, C and D)	253,867	196,522
– Contra contingent credit accounts	3,740,065	3,415,491

	4,437,267	3,970,323

Control
– Items to be credited	425,136	388,952
– Other	48,565	1,825,178
– Contra control credit accounts	26,205,595	32,261,344

	26,679,296	34,475,474

Derivatives (Exhibit O)
– “Notional” amount of put options written	5,265	–,–
– “Notional” amount of non-deliverable forward transactions	1,480,514	1,289,267
– Contra debit derivatives accounts	1,658,115	1,506,392

	3,143,894	2,795,659

For trustee activities
– Contra credit accounts for trustee activities	3,200	3,897

	3,200	3,897

TOTAL	34,263,657	41,245,353

The accompanying notes 1 through 19 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	12-31-2008	12-31-2007
A. FINANCIAL INCOME

Interest on cash and due from banks	11,745	20,202
Interest on loans to the financial sector	119,169	63,596
Interest on overdraft	265,133	164,862
Interest on discounted instruments	176,250	101,775
Interest on real estate mortgage	107,322	64,264
Interest on collateral loans	9,378	2,382
Interest on credit card loans	107,461	55,026
Interest on other loans	495,659	301,722
Interest on other receivables from financial transactions	20,175	23,757
Income from secured loans - Decree 1387/01	70,372	106,524
Net income from government and private securities	–,–	267,386
Indexation by benchmark stabilization coefficient (CER)	199,190	210,300
Gold and foreign currency exchange difference	175,062	114,191
Other	222,865	123,028

	1,979,781	1,619,015

B. FINANCIAL EXPENSE

Interest on checking accounts	28,364	23,476
Interest on savings deposits	8,858	6,896
Interest on time deposits	729,506	496,074
Interest on interfinancial financing (calls received)	733	1,983
Interest on other financing of financial institutions	543	1,324
Interest on other liabilities from financial transactions	28,223	26,472
Other interest	6,832	8,478
Net income from government and private securities	367,190	–,–
Net income from options	100	–,–
Indexation by CER	7,212	49,230
Contribution to the deposit guarantee fund	26,702	23,714
Other	70,508	45,415

	1,274,771	683,062

GROSS INTERMEDIATION MARGIN – GAIN	705,010	935,953

C. ALLOWANCES FOR LOAN LOSSES	33,451	60,370

D. SERVICE CHARGE INCOME

Related to lending transactions	229,887	148,204
Related to liability transactions	413,474	318,038
Other commissions	58,315	48,853
Other (Note 5.g.)	221,183	170,698

	922,859	685,793

E. SERVICE CHARGE EXPENSE

Commissions	163,375	108,371
Other (Note 5.h.)	55,277	37,309

	218,652	145,680

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	12-31-2008	12-31-2007
F. ADMINISTRATIVE EXPENSES

Payroll expenses	667,861	512,586
Fees to Bank Directors and Statutory Auditors	420	340
Other professional fees	28,395	23,110
Advertising and publicity	69,769	61,297
Taxes	32,875	22,486
Fixed assets depreciation	36,181	31,351
Organizational expenses amortization	10,333	7,149
Other operating expenses	168,223	132,043
Other	109,161	78,726

	1,123,218	869,088

NET GAIN FROM FINANCIAL TRANSACTIONS	252,548	546,608

G. OTHER INCOME

Income from long-term investments	74,070	53,363
Punitive interests	2,014	856
Loans recovered and reversals of allowances	182,449	431,873
Other (note 5.i.)	192,479	77,626

	451,012	563,718

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	40	34
Charge for uncollectibility of other receivables and other allowances	198,493	150,220
Amortization of difference arising from judicial resolutions	107,793	323,139
Depreciation and losses from miscellaneous assets	579	4,035
Goodwill amortization	12,200	6,629
Other (Note 5.j.)	62,945	391,220

	382,050	875,277

NET INCOME FOR THE FISCAL YEAR	321,510	235,049

The accompanying notes 1 through 19 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	2008							2007
	Capital Stock	Non capitalized contributions	Adjustments to stockholders’ equity (1)	Retained earnings	Unrealized valuation difference (2)	Unappropriated earnings	Total	Total
Movements		Issuance premiums		Legal
1. Balance at beginning of fiscal year	471,361	175,132	312,979	547,381	(42,796)	592,780	2,056,837	1,954,584

2. Stockholders’ Meeting held on March 28, 2008 and April 26, 2007
- Dividends paid in cash	–,–	–,–	–,–	–,–	–,–	(164,000)	(164,000)	(90,000)
- Statutory reserve	–,–	–,–	–,–	47,010	–,–	(47,010)	–,–	–,–

3. Unrealized valuation difference	–,–	–,–	–,–	–,–	(138,323)	–,–	(138,323)	(42,796)

4. Net income for the fiscal year	–,–	–,–	–,–	–,–	–,–	321,510	321,510	235,049

5. Balance at the end of the fiscal year	471,361	175,132	312,979	594,391	(181,119)	703,280	2,076,024	2,056,837

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.
(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes (186,838) from government securities and 5,719 from BCRA Notes (note 2.3.b).

The accompanying notes 1 through 19 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

FISCAL YEARS ENDED DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	12-31-2008	12-31-2007
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of fiscal year	3,294,811 (1)	2,718,299
Cash and cash equivalents at the end of fiscal year	4,408,722 (1)	3,294,811 (1)

Net increase in cash and cash equivalents	1,113,911	576,512

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	(158,113)	(340,862)
- Loans	1,122,396	(391,086)

to financial sector	(98,616)	(169,018)
to non-financial public sector	116,443	426,213
to non-financial private sector and residents abroad	1,104,569	(648,281)
- Other receivables from financial transactions	(58,967)	(39,308)
- Assets subject to financial leasing	(53,188)	(84,639)
- Deposits	954,689	1,775,062

to financial sector	2,220	39,186
to non-financial public sector	1,623,718	(19,579)
to non-financial private sector and residents abroad	(671,249)	1,755,455
- Other liabilities from financial transactions	242,820	220,323

Financing from financial or interfinancial sector (calls received)	(7,500)	(141,400)
Others (except liabilities included in Financing Activities)	250,320	361,723
Collections related to service charge income	922,443	685,491
Payments related to service charge expense	(218,652)	(145,680)
Administrative expenses paid	(1,063,759)	(791,643)
Organizational and development expenses paid	(8,094)	(3,848)
Net collections from punitive interest	1,974	822
Differences from judicial resolutions paid	(50,304)	(37,124)
Collections of dividends from other companies	49,499	6,321
Other collections / (payments) related to other income and expenses	186,735	(260,287)

Net cash flows provided by operating activities	1,869,479	593,542

Investment activities

Net payments from premises and equipment	(81,649)	(32,040)
Net collections / (payments) from other assets	8,874	(6,068)
Other payments from investment activities	(251,831)	(147,398)

Net cash flows used in investment activities	(324,606)	(185,506)

Financing activities

Net collections/ (payments) from:
- Non-subordinated corporate bonds	–,–	(248,638)
- Argentine Central Bank	1,133	67

Others	1,133	67
- Banks and international agencies	(224,531)	376,899
- Financing received from local financial institutions	(15,755)	(68,677)
Cash dividends	(164,000)	(90,000)
Other (payments) / collections from financing activities	(39,554)	178,623

Net cash flows (used in) / provided by financing activities	(442,707)	148,274

Financial results and results from holdings of cash and cash equivalents (including interest)	11,745	20,202

Net increase in cash and cash equivalents	1,113,911	576,512

(1)	See note 15 “Statement of cash and cash equivalents flow”

The accompanying notes 1 through 19 and exhibits A through L, N and O are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires, Argentina, and operates a 237-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of December 31, 2008.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total
Capital Stock as of December 31, 2002:				368,128
04-22-2004	01-25-2005	(1)	103,233	471,361 (2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid—in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365,

the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from June 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the financial statements as of December 31, 2008 include comparative information with the financial statements as of December 31, 2007.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2008 and 2007, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and private securities:

Government securities:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of December 31, 2008 and 2007. Differences in listed prices were credited/charged to income for each fiscal year.

•

Government Securities for repurchase agreements with the Argentine Central Bank (BCRA): they were valued on the basis of the quotations in force at December 31, 2008. Differences in listed prices were credited/charged to income for the fiscal year.

•

Holdings available for sale (Government Securities and Instruments issued by the Argentine Central Bank): according to Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”.

As of December 31, 2008 and 2007, they were valued in accordance with the quotations prevailing for each security as of the close of each fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of December 31, 2008 and 2007, the amount recorded was 181,119 (loss) and 42,796 (loss), respectively.

•

Unlisted government securities: these bonds were valued at the lower of present or technical values (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value, which are carried in the books at their fair realization values.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of December 31, 2008 and 2007, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of December 31, 2008 and 2007. Differences in listed prices were charged to income for each fiscal year.

c)	Government loans:

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2008 and 2007, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 as amended of the BCRA.

On January 30, 2009, the Entity exchanged Global 2008 secured loans at variable interest rate and maturing in 2011 for a nominal value of 321,340 (whose technical value on the date of the exchange was 1,018,447) for bonds issued by the Argentine Government, denominated in pesos and accruing interest at the private BADLAR rate plus 275 basis points and maturing in 2014.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of December 31, 2008 and 2007, receivables and payables have been adjusted to the CER as follows:

-	Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2008 and 2007.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

-	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in 2.3.b) above.

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2008 and 2007.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2008 and 2007.

j)	Assets subject to financing leasing:

As of December 31, 2008 and 2007, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of each fiscal year.

-	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of each fiscal year.

•

Visa Argentina S.A.: was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2008 plus new capital contributions and dividend distribution until December 31, 2008.

•

Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of each fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

On march 28, 2008 the goodwill corresponding to Corp Banca, for 12,200, was fully amortized.

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of December 31, 2008 these assets have been fully amortized, with the total accumulated amortization as of December 31, 2008 amounting to 1,246,980. As of the end of the previous fiscal year, the Entity recorded assets amounting to 57,489 (after deduction of accumulated amortization for 1,139,187), in the account Organization and development expenses.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of December 31, 2008 and 2007, BF has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 11):

•	Call / put options bought and written:

As of December 31, 2008 these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the fiscal year.

•	Interest rate swaps and Forward transactions

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of each fiscal year.

2.	Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

o)	Term investments yielding variable income - Communication “A” 2482 and supplemented:

The variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, accrues on the basis of the proportion agreed upon concerning the change in the price of the assets or the indicators contained in the provision. Any said change shall be restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2008 and 2007.

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

-	As of December 31, 2008 and 2007, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of December 31, 2008 and 2007, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for the fiscal years on those dates is as follows:

	12/31/2008	12/31/2007
Net income for the fiscal year	321,510	235,049
Earning per share for the fiscal year	0.68	0.50

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below:

I. Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At December 31, 2008 and 2007, those loans are recorded under “Loans – to the Public Sector” amounting to 1,365,546 and 1,415,352, respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at December 31, 2008 and 2007, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return.

b)	Effects caused by court measures related to deposits (constitutional protection actions)

As of December 31, 2007, the Bank recorded assets amounting to 57,489 (whose original value had been 1,196,676) under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force in Buenos Aires City, the amount detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that could not be objectively determined as of that date.

c)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 193,552 and 55,500 as of December 31, 2008 and 2007, respectively, should be recovered.

In addition, the Bank has tax loss carryforwards estimated to be applied against taxable income for the current fiscal year.

d)	Derivative financial instruments

As explained in Notes 2.3.n) and 11, as of December 31, 2008 and 2007, the Entity recorded the effects of interest rate swap agreements as established by the BCRA. Should the Entity have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in 3,581 and 7,433, respectively.

II. Aspects related to the presentation of information

a)	Holdings available for sale

As disclosed in note 2.3.b), the Entity charged to the account “Unrealized valuation difference” in stockholders’ equity a loss of 181,119 and a loss of 42,796, as of December 31, 2008 and 2007, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. As of December 31, 2008 and 2007, 138,323 (loss) and 42,796 (loss), respectively, should have been charged to income for each fiscal year.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2008 and 2007, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2008 and 2007, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 193,552 and 55,500, respectively. Such amounts are made up as follows:

	12-31-2008	12-31-2007
Deferred tax assets	534,394	981,455
Deferred tax liabilities	(340,842)	(925,955)

Net deferred assets	193,552	55,500
Allowance	(193,552)	(55,500)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in

TOMPI until December 30, 2009. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of December 31, 2008 the Bank recorded the above asset in an amount of 236,205 (188,324 in the line Tax on minimum presumed income – Tax Credit and 47,881 in the line Others – Tax Advance, under Other Receivables). As of December 31, 2007 the Bank recorded the above asset in an amount of 186,761 (150,506 in the line Tax on minimum presumed income – Tax Credit and 36,255 in the line Others – Tax Advance, under Other Receivables).

4.3.	Other tax issues

a)	The Argentine Public Revenue Administration (AFIP) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On June 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court, which was conceded on February 1, 2007.

The Argentine Administrative Tax Court has issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded to the AFIP the appeal to Argentine Public Revenue Administration. On October 3, 2006, the Argentine Administrative Tax Court confirmed the decision, and accordingly the AFIP filed a new appeal against this ruling with the Argentine Supreme Court, which conceded this appeal on March 8, 2007. On December 2, 2008, Argentina’s Supreme Court of Justice confirmed the judgment in favor of the Bank.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank had filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the officio assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority, which is now being heard by the Ministry of Economy of the Government of the City of Buenos Aires.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	12-31-2008	12-31-2007
a) LOANS

Loans granted to pre-finance and finance exports	1,381,330	1,497,988
Fixed-rate financial loans	669,047	904,117
Other	155,964	236,066

Total	2,206,341	2,638,171

b) INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies- unlisted	31,726	30,586
In controlled companies -supplementary activities	372,612	370,588
In non-controlled companies-supplementary activities	19,489	10,692
Other- unlisted	47	43

Total	423,874	411,909

c) OTHER RECEIVABLES

Prepayments	33,148	45,609
Guarantee deposits	33,665	25,299
Miscellaneous receivables	76,625	46,017
Tax prepayments (1)	246,457	93,647
Other	4,410	8,453

Total	394,305	219,025

(1) As of December 31, 2008 and 2007, it includes the deferred tax asset for 193,552 and 55,500 respectively (see note 4.1).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	11,909	146,540
Collections and other operations for the account of third parties	392,840	25,925
Other withholdings and collections at source	115,104	104,874
Accounts payable for consumption	201,343	140,105
Money orders payable	125,811	244,410
Loans received from Argentine Technological Fund (FONTAR)	39,951	20,623
Loans received from Interamerican Development Bank (BID)	48,520	57,738
Pending Banelco debit transactions	23,807	11,220
Other	94,089	39,985

Total	1,053,374	791,420

	12-31-2008	12-31-2007
e) OTHER LIABILITIES

Accrued salaries and payroll taxes	178,269	165,324
Accrued taxes	84,297	36,093
Miscellaneous payables	100,666	65,795
Other	1,186	4,744

Total	364,418	271,956

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	8,002,635	9,335,405
Collections items	660,981	579,318
Checks drawn on the Bank pending clearing	213,423	223,112
Checks not yet credited	832,783	786,562
Securities representative of investments in escrow on behalf of the retirement and pension funds	16,151,027	20,993,983
Other	76,863	62,144

Total	25,937,712	31,980,524

g) SERVICE CHARGE INCOME

Rental of safe-deposit boxes	23,354	17,400
Commissions for capital market transactions	12,762	7,917
Commissions for salary payment	6,452	6,973
Commissions for trust management	2,253	2,875
Commissions for hiring of insurances	94,669	55,033
Commissions for transportations of values	9,017	7,326
Commissions for loans and guarantees	26,793	33,922
Other	45,883	39,252

Total	221,183	170,698

h) SERVICE CHARGE EXPENSE

Turn-over tax	38,862	27,020
Other	16,415	10,289

Total	55,277	37,309

i) OTHER INCOME

Deferred income tax (1)	138,052	55,500
Income from the sale of fixed and miscellaneous assets	10,597	1,036
Related parties expenses recovery	5,587	6,100
Rent	2,041	2,284
Other	36,202	12,706

Total	192,479	77,626

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

	12-31-2008	12-31-2007
j) OTHER EXPENSE

Deferred income tax (2)	–,–	337,000
Tax on bank transfers	40,714	33,064
Other	22,231	21,156

Total	62,945	391,220

(2)	As of December 31, 2007, the recovery of this amount had been booked in the line Loans recovered and reversals of allowances.

6	RESTRICTIONS ON ASSETS

As of December 31, 2008, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 25,725 in Guaranteed Bonds maturing in 2018 and 24,590 in Federal Government Bocon PRO12, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,382 to secure debts with the BCRA.

c)	The Bank appropriated BCRA Notes (Badlar), in an amount of 133,430 to secure loans arranged under the Credit Global Program given by the Banco Interamericano de Desarrollo (B.I.D.).

7	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of December 31, 2008 and 2007, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2008	2007	2008	2007	2008	2007
BBVA S.A.	8,355	5,858	2,510	4,809	25,029	30,438
Francés Valores Sociedad de Bolsa S.A.	20	926	323	1,931	3,249	5,654
Consolidar A.R.T. S.A.	89	51	134,150	87,275	491,433	389,552
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	12	8	6,640	10,352	42,727	13,823
Consolidar Cía. de Seguros de Retiro S.A.	238	120	172,927	44,540	595,721	530,989
Consolidar Cía. de Seguros de Vida S.A.	27	23	5,813	7,210	132,468	257,616
Atuel Fideicomisos S.A.	–,–	–,–	3,376	4,362	20	113
BBVA Consolidar Seguros S.A.	5,737	33	28,492	10,225	98,334	56,971
PSA Finance Argentina Cía Financiera S.A.	320,610	179,992	280	1,076	–,–	–,–
Rombo Cía. Financiera S.A.	133,873	150,408	6,664	846	47,000	82,000
Francés Administradora de Inversiones S.A.	75	100	17,593	104	5,620	20,968
Consolidar Comercializadora S.A.	–,–	–,–	8,429	3,346	796	1,018
Inversora Otar S.A.	107	–,–	78	347	168,344	375,513

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations and Derivatives.

8	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.0623% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

9	TRUST ACTIVITIES

9.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Entity as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Entity as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Entity entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2008 and 2007, the assets of Diagonal Trust amount to 2,852 and 3,897, respectively, considering its recoverable value. In addition, as of December 31, 2008 the Entity has recorded the assets of Maginot Trust, whose book value amounts to 348. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

9.2.	Non Financial Trusts

The Entity acts as trustee in 38 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 718,956 and 588,425 as of December 31, 2008 and 2007, respectively, consist of cash, creditors’ rights, real estate and shares.

10	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

The Ordinary and Extraordinary Stockholders’ Meeting held on June 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

As of the date of issuance of these financial statements, the Entity has not issued Corporate Bonds related to this Program.

11	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of December 31, 2008:

a)	Interest rate swaps for 47,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 5,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed an interest rate swap through the exchange of variable interest rate (Badlar) and CER index for 50,000 with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the fiscal year for 7,010.

The estimated market value of said instruments amounts to 3,986 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 52,000 and “Memorandum accounts - Debit accounts – From derivatives – Others” for 50,000.

b)	Interest rate swaps for 33,650 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 70,000, with final maturity in august 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the fiscal year for 672.

The estimated market value of said instruments amounts to 193 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 103,650.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,446,615 and 1,480,514, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 47,447.

d)	Put options bought for 5,850 and put options written for 5,265 agreed as hedging for the Entity’s borrowing position in connection with term investments yielding variable income conducted by customers.

The options were valued following the criterion described in Note 2.3.n. Said transactions were recorded under “Memorandum Accounts - Debit accounts - Notional amount of put options bought” for 5,850 and under “Memorandum Accounts - Credit accounts - Derivatives - Notional amount of put options written” for 5,265.

II.	Transactions as of December 31, 2007:

a)	Interest rate swaps for 232,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 60,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 3 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed an interest rate swap through the exchange of variable interest rate (Badlar) and CER index for 50,000 with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions were valued in accordance with the mechanism described in note 2.3.n.1.) generating loss as of the end of the fiscal year for 619.

The estimated market value of said instruments amounted to 7,919 (Liabilities).

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 292,000 and “Memorandum accounts—Debit accounts – From derivatives– Others” for 50,000.

b)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,164,392 and 1,289,267, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 6,457.

12	COMPLIANCE WITH CNV REQUIREMENTS

12.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of December 31, 2008, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

12.2	Investment Funds custodian

As of December 31, 2008 and 2007, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax - credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 372,219 and 765,436, respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

The Investment Funds´ equities are as follows:

	EQUITIES
INVESTMENT FUNDS	12.31.2008	12.31.2007
FBA Acciones Globales	39,748	136,139
FBA Total	7,905	10,863
FBA Renta	10,200	12,645
FBA Renta Pesos	502,232	298,951
FBA Renta Dólares	4,302	4,233
FBA Bonos	5,950	8,832
FBA Calificado	35,773	213,601
FBA Internacional	365	497
FBA Ahorro Dólares	11,368	11,730
FBA Renta Fija	11,434	16,214
FBA Ahorro Pesos	24,663	128,507
FBA Renta Premium	5,051	6,755
FBA Europa	2,001	4,770
FBA Horizonte	8,166	27,847
FBA EEUU	1,372	1,323
FBA Renta Corto Plazo	544	495
FBA Acciones Latinoamericanas	14,888	44,268
FBA Bonos Argentina	8,563	8,069
FBA Brasil	14,054	2,992
FBA México	653	979
FBA Commodities	36	50
FBA Acciones Argentinas	228	485
FBA Bonos Globales	52	50

Total	709,548	940,295

13	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	On March 28, 2008, the Argentine Central Bank, through its Case File No. 6731/08 authorized 164,000 to cash dividends distribution. In addition, the Ordinary and Extraordinary Shareholders’ Meeting held on that date approved the allocation of earnings as follows:

•	To Statutory Reserve: 47,010.

•	To cash dividends: 164,000

It must be clarified that as of the date of issuance of these financial statements, such dividends have been paid.

b)	In accordance with Communication “A” 4664, issued on May 11, 2007, as amended and supplemented, of “Distribution of Income”, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of said Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

c)	In accordance with the provisions of BCRA, the next Shareholders’ Meeting must appropriate the amount of 64,302 currently included under Unappropriated earnings to the Statutory Reserve.

14	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the Argentine Central Bank, with their corresponding balances:

COMPUTABLE COMPLIANCE PESOS
Cash	447,953	(*)
Special Guarantee Accounts	117,859
BCRA Checking Account	1,238,217
Cash in valuables’ transportation	346,748	(*)
Franchises	117,988

TOTAL	2,328,765

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	155,942	(*)
BCRA Checking Account	1,855,383
Cash in transit	1,830	(*)
Cash in valuables’ transportation	52,232	(*)

TOTAL	2,065,387

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	47,278	(*)
BCRA Checking Account	32,265
Cash in transit	44	(*)
Cash in valuables’ transportation	12,554	(*)

TOTAL	92,141

(*)	Only 67% of these balances are admitted as Compliance.

15	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow as of December 31, 2008 and 2007 explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Entity considers to be cash and cash equivalents:

	12/31/2008	12/31/2007
a) Cash and due from banks	4,235,741	3,114,843
b) Government securities held for trading or financial transactions	1,461	31,288
c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the fiscal year	171,520	148,680

CASH AND CASH EQUIVALENTS	4,408,722	3,294,811

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the fiscal year – end date.

16	RISK MANAGEMENT POLICIES

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating the following risks: credit, market, liquidity and operational.

a)	Credit Risk

The Risk Division is composed of the following areas: Retail Banking, Enterprise and Corporate Banking. Each of these is in turn made up by: Policies and Tools, Admission, Risk Follow-Up and Credit Recovery.

Approvals are processed by virtue of the powers granted to Risk Analysts, the Credit Risk Committee and the Technical Operations Committee, according to the amount of the assistance, as well as according to the characteristics of the customer and transaction (commercial areas are also authorized to resort to delegated credit powers). Any exceptions to the policies currently in force are dealt with by the Technical Operations Committee.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking, Enterprise and Corporate Banking portfolios management, respectively. The application of this methodology leads to the calculation of the expected loss and in addition, to a historical control over expected losses and over the degree of severity of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

The following are some of the aspects taken into account upon subjecting customers to a credit assessment:

•	Verify the client sufficient income-generation sources and an adequate financial structure to face the commitments to repay principal and interest of the owned receivables within the terms agreed.

•	Adequate and sufficient guarantees must to allow the loans recovery.

•	Adequate knowledge of the client so that the decision-making officials are sufficiently confident and secure when they decide to grant the loan.

•	Balance and correlation between the use of the proceeds, the amount, the term and the manner to repay the loan based on the client´s generation of resources and the guarantees.

•

The activities carried on by the client must be identified so that the client can be assigned to the appropriate classification of sectors of the economy assessing its positioning and growth expectations.

•

Permanent consulting for hints of junctures in the policies currently in force in each sector for an adequate response in line with the general investment or divestiture guidelines in a sector or sub-sector of the economy, amongst others.

b)	Market Risk

The Market Risk area, which reports to the Risk Division, is the unit responsible for identifying, assessing and controlling the market risks in BBVA Banco Francés.

It is in charge of the following:

•	Identifying the Business Units within the Entity that carry out transactions entailing market risks, which should thus be included in the corporate applications of measurement and control risk.

•	Monitor on a daily basis compliance with the risk limits and policies of the Business Units

The most complex approach, adopted as a standard measurement tool, is the Value at Risk (VaR) which provides a 99% confidence level at one day.

Policies are implemented through a limit structure, in terms of daily VaR and daily, monthly and annual Stop Loss measures.

On an annual basis, a proposal is prepared for the authorization of market risk limits together with the Treasury Department. This standard sets forth the identity of the officials who have the maximum control responsibilities and decision-making attributes concerning the limits and contingency plans to be implemented if such limits were surpassed.

The utility of the VaR model is fine-tuned through backtesting and stresstesting techniques.

c)	Liquidity Risk

Although the Financial Division is responsible for managing the structural risks at the Entity, which risks also include the liquidity risk, the Market Risk Area, in its position as independent business unit and responsible for management actions, is empowered to approve, follow up (measure) and control the methodologies, the limits and the alerts that the areas involved may propose and consume in order to adequately manage the liquidity risk.

Liquidity risk is monitored through a number of specific quantitative and qualitative limits and alerts, which are followed up on a daily basis by the Market Area Risks Local Unit (ULRAM).

Crisis are identified by the three areas of the Technical Liquidity Group (GTL, with the areas in charge of following up on crises being the ULRAM, Financial Management and Markets) and as soon as any of these areas detects a crisis, it must report it to the other management areas above mentioned.

The Market Risk Area obtains the flows of collections and payments, prepares the daily liquidity map, proposes the limits and alert alarms and prepares and distributes the appropriate reports for the evolution of liquidity to the internal areas of the Risk Division and to the top executives of BBVA Banco Francés.

Liquidity risks are monitored using three models: Short-term liquidity, Medium-term liquidity and Stress-liquidity. This model is based on the study of past crisis and it is used as a basis to generate the contingency plan.

The aim of the Contingency Plan is no other than to be in the best position to face liquidity problems, to foresee potential crisis situations, both at the Entity level and in the markets which may arise for the Entity in the future.

d)	Operational Risk

The Strategic Risk Management Department, through the Operational Risk area, is entrusted with the implementation of a working framework to allow it to identify, value, follow up, control and mitigate operational risk through the development of specific tools and the maintenance of a historical database of losses as recorded, segmented by business areas and classes of risks.

Both the function used to identify and quantify operational risk (Ev-Ro tool) and the function used for a dynamic control and follow-up of the efficacy of the mitigation actions implemented (Trans-VaR) are highly widespread in the various business areas and supporting areas.

The follow-up of these tools and controls allows:

•	To assess the degree of mitigation activity implemented in the various areas

•	To verify that the measures have been adopted in accordance with priority criteria for the mitigation of risk factors.

•

To ensure that the contingency plans and service continuity defined by the various business units or supporting areas have been properly implemented and updated to reduce the risk of certain high-impact risk factors.

The Strategic Risk Management Department adopts and applies the guidelines set forth in Communication “A” 4793 issued by the Argentine Central Bank to lay down the guidelines for proper operating risk management.

17	PRESENT SITUATION IN THE FINANCIAL AND CAPITAL MARKETS

In recent months, the world’s financial markets have gone through a situation that led to a major increase in volatility and in some cases, to a credit crunch. Indicators have been perceived that point to a global economic slow-down which in some countries have amounted to a recession.

Within this context, the central banks of some countries have taken measures aimed at mitigating the effects of the abovementioned situation.

Argentina has been no exception and the various markets have shown downward trends in the prices of Government and Private securities. In our case, this situation came hand in hand with a stepwise increase in the interest rate and in the country risk.

It is important to emphasize that the international financial crisis that is having a widespread adverse effect on financial institutions at the global level does not have the same impact on the local financial system because of the differentiation in the exposure to the so-called “toxic” assets that exist in other countries.

18	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

19	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in Note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with accounting principles generally accepted in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market Value	Book balance as of 12-31-2008	Book balance as of 12-31-2007	Position Without Options	Final Position
GOVERNMENT SECURITIES

Holdings for trading or financial transactions

Local
In pesos
Other		1,037	1,037		1,030	1,030

Subtotal in pesos			1,037	22,939	1,030	1,030

In foreign currency
Bonar VII	5435	334,688	334,688		–,–	–,–
Other		424	424		424	424

Subtotal in foreign currency			335,112	8,349	424	424

Subtotal in Holdings for trading or financial Transactions			336,149	31,288	1,454	1,454

Holdings available for sale

Local
In pesos
Secured Bonds due 2018	2405	26,456	26,456		26,456	26,456
Bocon PRO 12	2449	65,213	65,213		65,213	65,213

Subtotal in pesos			91,669	239,513	91,669	91,669

Subtotal in Holdings available for sale			91,669	239,513	91,669	91,669

Unlisted government securities

Local
In pesos
Secured Bonds due 2020	2423		987,550		987,550	987,550
BONAR XIII	5438		14,881		14,881	14,881
Other			223		223	223

Subtotal in pesos			1,002,654	903,897	1,002,654	1,002,654

In foreign currency
Other			2,173		2,173	2,173

Subtotal in foreign currency			2,173	–,–	2,173	2,173

Subtotal Unlisted government securities			1,004,827	903,897	1,004,827	1,004,827

EXHIBIT A
(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market Value	Book balance as of 12-31-2008	Book balance as of 12-31-2007	Position Without Options	Final Position
Instruments issued by the BCRA

BCRA Bills
Listed – Own portfolio
Argentine Central Bank Bills due 04-22-09	45870	915	915		915	915

Subtotal own portfolio			915	36,470	915	915

Repurchase transactions
Argentine Central Bank Bills due 09-23-09	45913	1,259,176	1,259,176		–,–	–,–

Subtotal repurchase transactions			1,259,176	73,922	–,–	–,–

Unlisted – Own portfolio
Argentine Central Bank Bills due 05-27-09	45881		3,605		3,605	3,605
Other			298		298	298

Subtotal own portfolio			3,903	–,–	3,903	3,903

BCRA Notes
Listed – Own portfolio
Argentine Central Bank Bills (Badlar) due 01-20-10	45851	20,368	20,368		20,368	20,368
Argentine Central Bank Bills due 01-06-10	45845	22,873	22,873		22,873	22,873
Argentine Central Bank Bills due 02-10-10	45853	32,755	32,755		32,755	32,755
Argentine Central Bank Bills due 03-25-10	45862	45,250	45,250		45,250	45,250
Other		2,129	2,129		2,129	2,129

Subtotal own portfolio			123,375	383,999	123,375	123,375

Unlisted – Own portfolio
Argentine Central Bank Internal Bills (Badlar) due 05-06-09	45973		52,258		52,258	52,258
Argentine Central Bank Internal Bills (Badlar) due 07-15-09	45970		52,666		52,666	52,666
Argentine Central Bank Bills (Badlar+2,5%) due 03-11-09	46002		152,542		152,542	152,542
Argentine Central Bank Internal Bills (Badlar) due 01-07-09	45928		168,298		168,298	168,298
Argentine Central Bank Internal Bills (Badlar) due 03-18-09	46005		354,625		354,625	354,625
Argentine Central Bank Internal Bills (Badlar) due 03-11-09	45861		150,379		150,379	150,379
Other			124,134		124,134	124,134

Subtotal own portfolio			1,054,902	621,614	1,054,902	1,054,902

Repurchase transactions

Subtotal repurchase trasanctions			–,–	91,468	–,–	–,–

Available for sale
Argentine Central Bank Bills due 04-21-10	45873	32,848	32,848		32,848	32,848
Argentine Central Bank Bills due 03-25-10	45862	35,802	35,802		35,802	35,802
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	62,558	62,558		62,558	62,558
Argentine Central Bank Bills due 01-21-09	45850	319,793	319,793		319,7793	319,793
Other		34,832	34,832		34,832	34,832

Subtotal available for sale			485,833	1,133,071	485,833	485,833

Subtotal instruments issued by the BCRA			2,928,104	2,340,544	1,668,928	1,668,928

TOTAL GOVERNMENT SECURITIES			4,360,749	3,515,242	2,766,878	2,766,878

EXHIBIT A
(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book Balance as of 12-31-2008	Book Balance as of 12-31-2007	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

In foreign currency

Pecom Corporate Bonds	40582	14	14		14	14
Cablevisión Corporate Bonds	40086	12	12		12	12
Banco Río Corporate Bonds	40617	3	3		3	3
Telefónica de Argentina Corporate Bonds	40146	93	93		93	93
Petrobrás Energía Corporate Bonds	40668	52	52		52	52

Subtotal in foreign currency			174	190	174	174

Subtotal Other debt instruments			174	190	174	174

Other Equity instruments

In pesos

Subtotal in pesos			–,–	25,535	–,–	–,–

From abroad
In foreign currency
Other		2	2		2	2

Subtotal in foreign currency			2	–,–	2	2

Subtotal Equity instruments			2	25,535	2	2

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			176	25,725	176	176

TOTAL GOVERNMENT AND PRIVATE SECURITIES			4,360,925	3,540,967	2,767,054	2,767,054

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish-See Note 19)

-Stated in thousands of pesos-

	12-31-2008	12-31-2007
COMMERCIAL PORTFOLIO

Normal performance	7,691,319	7,935,850

Preferred collaterals and counter guaranty “A”	83,514	104,485
Preferred collaterals and counter guaranty “B”	114,481	103,349
Without senior security or counter guaranty	7,493,324	7,728,016

In potential risk	9,887	17,733

Preferred collaterals and counter guaranty “B”	–,–	922
Without senior security or counter guaranty	9,887	16,811

Nonperforming	1,173	5,321

Without senior security or counter guaranty	1,173	5,321

With high risk of uncollectibility	31,717	27,025

Preferred collaterals and counter guaranty “B”	1,763	946
Without senior security or counter guaranty	29,954	26,079

Uncollectible	3,231	518

Without senior security or counter guaranty	3,231	518

Total	7,737,327	7,986,447

EXHIBIT B
(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish-See Note 19)

-Stated in thousands of pesos-

	12-31-2008	12-31-2007
CONSUMER AND HOUSING PORTFOLIO

Normal performance	4,489,767	3,276,219

Preferred collaterals and counter guaranty “A”	8,038	8,145
Preferred collaterals and counter guaranty “B”	794,256	511,615
Without senior security or counter guaranty	3,687,473	2,756,459

Low risk	42,754	25,063

Preferred collaterals and counter guaranty “A”	–,–	2
Preferred collaterals and counter guaranty “B”	3,320	4,187
Without senior security or counter guaranty	39,434	20,874

Medium risk	31,520	11,917

Preferred collaterals and counter guaranty “A”	–,–	5
Preferred collaterals and counter guaranty “B”	1,079	258
Without senior security or counter guaranty	30,441	11,654

High risk	36,711	642

Preferred collaterals and counter guaranty “B”	572	27
Without senior security or counter guaranty	36,139	615

Uncollectible	2,483	17,997

Preferred collaterals and counter guaranty “B”	660	1,547
Without senior security or counter guaranty	1,823	16,450

Uncollectible, classified as such under regulatory requirements	588	890

Preferred collaterals and counter guaranty “B”	–,–	14
Without senior security or counter guaranty	588	876

Total	4,603,823	3,332,728

General Total (1)	12,341,150	11,319,175

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	12-31-2008		12-31-2007
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	3,199,610	25.93%	2,973,118	26.25%

50 next largest clients	2,018,036	16.35%	2,353,533	20.79%

100 following clients	914,404	7.41%	1,028,963	9.09%

Remaining clients	6,209,100	50.31%	4,963,561	43.85%

Total (1)	12,341,150	100.00%	11,319,175	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	–,–	1,985	–,–	222,335	222,335	444,671	474,220	1,365,546

Financial sector	–,–	213,917	58,930	117,666	255,611	146,415	60,410	852,949

Non financial private sector and residents abroad	21,491	3,956,907	1,841,062	803,070	707,544	893,498	1,899,083	10,122,655

TOTAL	21,491	4,172,809	1,899,992	1,143,071	1,185,490	1,484,584	2,433,713	12,341,150	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish – See Note 19)

- Stated in thousands of pesos –

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	12-31-2008	12-31-2007	Main business	Period / Fiscal year-end	Capital stock	Stockholders’ equity	Net income for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousand of pesos

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	9,966	8,875	Stockholder	12.31.2008	6,390	10,494	2,746
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	127,892	147,617	Pensions fund manager	12.31.2008	140,739	242,249	(31,948)

33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	1$	1	7,383,921	133,938	127,377	Insurance company	12.31.2008	11,195	212,396	5,922

30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	25,033,832	69,971	58,999	Insurance company	12.31.2008	37,551	104,950	(5,507)

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	34,076	14,008	Financial institution	12.31.2008	52,178	68,155	10,136

30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	30,845	27,720	Trust Manager	12.31.2008	13,100	30,846	3,122

		Subtotal controlled				406,688	384,596

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	37,830	30,766	Financial Institution	12.31.2008	60,000	94,575	17,662

30598910045	Visa Argentina S.A	Common	0.0001$	1	11,400	9,976	1,712	Services to companies	05.31.2008	6,811	454,781	429,039
	Other					9,513	8,979

	Foreign
	Other					869	793

		Subtotal noncontrolled				58,118	42,250

		Total in financial institutions, supplementary and authorized				464,876	426,846

	IN OTHER COMPANIES

	Non controlled

	Local

30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	21,748	23,697	Workers compensation	12.31.2008	77,684	173,985	15,616
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	9,978	6,855	Insurance	12.31.2008	10,651	81,652	18,971
	Other					–,–	35

	Foreign

	Other					47	43

		Subtotal non controlled				31,773	30,630

		Total in other companies				31,773	30,630

		Total investments in other companies				496,649	457,476

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR FISCAL YEARS ENDED DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Depreciation for the fiscal year		Net book value at 12-31-2008	Net book value at 12-31-2007
				Years of useful life	Amount
PREMISES AND EQUIPMENT

Real Estate	292,898	19,237	–,–	50	11,118	301,017	292,898
Furniture and Facilities	24,449	21,278	1	10	5,480	40,246	24,449
Machinery and Equipment	49,765	39,993	22	5	19,118	70,618	49,765
Automobiles	892	1,224	60	5	465	1,591	892

Total	368,004	81,732	83		36,181	413,472	368,004

OTHER ASSETS

Works of Art	983	–,–	–,–	–,–	–,–	983	983
Leased assets	15,558	–,–	8,925	50	137	6,496	15,558
Property taken as security for loans	4,646	375	662	50	76	4,283	4,646
Stationery and office supplies	2,693	7,746	6,772	–,–	–,–	3,667	2,693
Other	12,512	–,–	758	50	244	11,510	12,512

Total	36,392	8,121	17,117		457	26,939	36,392

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the fiscal year		Net book value at 12-31-2008	Net book value at 12-31-2007
Description				Years of useful life	Amount
Goodwill	12,200	–,–	–,–	10	12,200	–,–	12,200

Organization and Development expenses (1)	21,965	38,543	2,116	1 & 5	10,333	48,059	21,965

Organization and development non-deductible expenses	57,489	50,304	–,–	5	107,793	–,–	57,489

Total	91,654	88,847	2,116		130,326	48,059	91,654

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	12-31-2008		12-31-2007
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	2,438,477	14.11%	755,542	5.01%

50 next largest clients	1,274,439	7.37%	1,211,506	8.03%

100 following clients	1,094,182	6.33%	934,833	6.20%

Remaining clients	12,474,535	72.19%	12,176,068	80.76%

TOTAL	17,281,633	100.00%	15,077,949	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	Terms remaining to maturity						Total
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months
Deposits	15,068,787	1,721,242	389,425	100,107	2,025	47	17,281,633

Other liabilities from financial transactions

BCRA	2,982	–,–	–,–	–,–	–,–	–,–	2,982

Banks and International Institutions	80,430	148,429	86,048	5,799	11,427	5,250	337,383

Other	968,622	4,686	7,258	15,847	27,671	29,779	1,053,863

Total	1,052,034	153,115	93,306	21,646	39,098	35,029	1,394,228

TOTAL	16,120,821	1,874,357	482,731	121,753	41,123	35,076	18,675,861

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEARS ENDED

DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	Book value at beginning of fiscal year	Increases (6)		Decreases		Book value
Description				Reversals	Applications	12-31-2008	12-31-2007
DEDUCTED FROM ASSETS
Government securities
– For impairment value	60,955	691,672	(5)	–,–	–,–	752,627	60,955

Loans
– Allowance for doubtful loans	195,692	35,326	(1)	–,–	40,363	190,655	195,692

Other receivables from financial transactions
– Allowance for doubtful receivables	1,821	704	(1)	–,–	4	2,521	1,821

Assets subject to financial leasing
– Allowance for doubtful receivables	4,280	101	(1)	–,–	–,–	4,381	4,280

Investments in other companies
– For impairment value (3)	3	–,–		–,–	–,–	3	3

Other receivables
– Allowance for doubtful receivables (2)	77,604	143,920		1,277	2,093	218,154	77,604

Total	340,355	871,723		1,277	42,460	1,168,341	340,355

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	413	–,–		56	–,–	357	413

– Other contingencies	320,864	55,062	(4)	123,222	16,331	236,373	320,864

Total	321,277	55,062		123,278	16,331	236,730	321,277

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the allowance on deferred tax assets (see note 4.1.) and the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds.
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of December 31, 2008.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, civil, labor, commercial and other lawsuits) (notes 2.3.m) and 2.3.q)).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 and BCRA’s complementary regulations.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Government and Private Securities	23
– Loans	2,512
– Other receivables from financial transactions	67
– Other receivables	590

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
		Votes per	Issued		Pending issuance or	Paid in
Class	Quantity	share	Outstanding	In portfolio	distribution
Common	471,361,306	1	471,306	–,–	55	471,361
					(1)	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

Accounts	12-31-2008						12-31-2007
		Total of the fiscal year (per type of currency)
	Total of the fiscal year	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	2,201,159	93,849	2,103,830	1,057	64	2,359	1,223,162
Government and private securities	337,460	–,–	337,460	–,–	–,–	–,–	8,539
Loans	1,835,427	1,950	1,833,477	–,–	–,–	–,–	2,284,032
Other receivables from financial transactions	490,303	4,821	485,482	–,–	–,–	–,–	107,687
Assets subject to financial leasing	59	–,–	59	–,–	–,–	–,–	63
Investments in other companies	916	–,–	916	–,–	–,–	–,–	836
Other receivables	40,676	2,000	38,676	–,–	–,–	–,–	18,692
Suspense items	228	–,–	228	–,–	–,–	–,–	352

TOTAL	4,906,228	102,620	4,800,128	1,057	64	2,359	3,643,363

LIABILITIES

Deposits	3,528,814	56,596	3,472,218	–,–	–,–	–,–	2,459,570
Other liabilities from financial transactions	1,203,425	38,318	1,164,204	779	11	113	1,024,475
Other liabilities	27,619	2,270	25,349	–,–	–,–	–,–	5,265
Suspense items	905	–,–	905	–,–	–,–	–,–	2

TOTAL	4,760,763	97,184	4,662,676	779	11	113	3,489,312

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	203,286	–,–	203,286	–,–	–,–	–,–	345,981
Control	3,761,704	10,986	3,748,777	–,–	1,137	804	6,758,977
Derivatives	5,850	–,–	5,850	–,–	–,–	–,–	–,–

TOTAL	3,970,840	10,986	3,957,913	–,–	1,137	804	7,104,958

Credit accounts (except contra credit accounts)
Contingent	360,273	–,–	360,273	–,–	–,–	–,–	279,895
Control	33,014	–,–	33,014	–,–	–,–	–,–	34,048
Derivatives	5,265	–,–	5,265	–,–	–,–	–,–	–,–

TOTAL	398,552	–,–	398,552	–,–	–,–	–,–	313,943

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

	Status
		In potential	Nonperforming / Medium risk		With high risk of uncollectibility / High risk			Classified uncollectible as such under
		risk / Low	Not yet		Not yet			regulatory	Total
Concept	Normal	risk	matured	Past-due	matured	Past-due	Uncollectible	requirements	12-31-2008	12-31-2007
1. Loans	535,901	–,–	–,–	–,–	–,–	–,–	–,–	–,–	535,901	376,112

- Overdraft	295	–,–	–,–	–,–	–,–	–,–	–,–	–,–	295	1,235

Without senior security or counter guaranty	295	–,–	–,–	–,–	–,–	–,–	–,–	–,–	295	1,235

- Discounted Instruments	107	–,–	–,–	–,–	–,–	–,–	–,–	–,–	107	1,182

Without senior security or counter guaranty	107	–,–	–,–	–,–	–,–	–,–	–,–	–,–	107	1,182

- Real Estate Mortgage and Collateral Loans	576	–,–	–,–	–,–	–,–	–,–	–,–	–,–	576	650

Other collaterals and counter guaranty “B”	576	–,–	–,–	–,–	–,–	–,–	–,–	–,–	576	650

- Consumer	55	–,–	–,–	–,–	–,–	–,–	–,–	–,–	55	124

Without senior security or counter guaranty	55	–,–	–,–	–,–	–,–	–,–	–,–	–,–	55	124

- Credit Cards	702	–,–	–,–	–,–	–,–	–,–	–,–	–,–	702	372

Without senior security or counter guaranty	702	–,–	–,–	–,–	–,–	–,–	–,–	–,–	702	372

- Other	534,166	–,–	–,–	–,–	–,–	–,–	–,–	–,–	534,166	372,549

Without senior security or counter guaranty	534,166	–,–	–,–	–,–	–,–	–,–	–,–	–,–	534,166	372,549

2. Other receivables from financial transactions	7,233	–,–	–,–	–,–	–,–	–,–	–,–	–,–	7,233	6,686

3. Assets subject to financial leasing	122	–,–	–,–	–,–	–,–	–,–	–,–	–,–	122	–,–

4. Contingent commitments	54,006	–,–	–,–	–,–	–,–	–,–	–,–	–,–	54,006	47,862

5. Investments in other companies and private securities	184,267	–,–	–,–	–,–	–,–	–,–	–,–	–,–	184,267	153,110

Total	781,529	–,–	–,–	–,–	–,–	–,–	–,–	–,–	781,529	583,770

Total Allowances	5,427	–,–	–,–	–,–	–,–	–,–	–,–	–,–	5,427	3,775

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 19)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (months)	Amount
Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Financial sector	28	7	3	52,000

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Non - financial sector	24	4	1	50,000

Swaps	Interest rate hedge	-	Upon expiration of differences	Residentes in Argentina – Non - financial sector	85	87	1	103,650

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	5	2	1	555,114

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	6	3	1	2,372,015

Options	Other hedges	Other	Upon expiration of differences	Residents abroad	6	1	6	11,115

TOTAL								3,143,894

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2008 AND 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-08	12-31-07
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,066,447	750,752
Due from banks and correspondents	3,176,633	2,418,562

Argentine Central Bank (BCRA)	3,127,010	2,102,642
Other local	3,220	7,312
Foreign	46,403	308,608

	4,243,080	3,169,314

B. GOVERNMENT AND PRIVATE SECURITIES (Note 8.a):
Holdings in investment accounts	955,534	547,714
Holdings for trading or financial transactions	272,769	170,320
Government Securities for repurchase agreements with the Argentine Central Bank (BCRA)	334,688	–,–
Holdings available for sale	577,502	1,372,584
Unlisted Government Securities	1,004,833	903,903
Instruments issued by the BCRA	2,676,687	2,005,791
Investments in listed private securities	164,394	241,943

Less: Allowances	752,747	61,002

	5,233,660	5,181,253

C. LOANS:
To government sector (Exhibit 1)	2,400,511	2,367,869
To financial sector (Exhibit 1)	598,755	541,911

Interfinancial – (Calls granted)	22,550	56,430
Other financing to local financial institutions	529,779	449,709
Interest and listed-price differences accrued and pending collection	46,426	35,772

To non financial private sector and residents abroad (Exhibit 1)	9,704,814	8,679,162

Overdraft	1,413,522	1,326,472
Discounted instruments	1,241,508	1,430,787
Real estate mortgage	946,804	772,036
Collateral Loans	511,374	253,130
Consumer	1,855,767	1,337,179
Credit cards	1,239,588	802,647
Other (Note 8.b)	2,373,476	2,666,843
Interest and listed-price differences accrued and pending collection	147,079	103,824
Less: Interest documented together with main obligation	24,304	13,756
Less: Difference arising from purchase of portfolio	102	93

Less: Allowances	196,489	198,728

	12,507,489	11,390,121

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	876,987	463,621
Amounts receivable for spot and forward sales to be settled	1,283,910	206,216
Instruments to be received for spot and forward purchases to be settled	7,221	110,155
Premiums for options bought	2,513	–,–
Unlisted corporate bonds (Exhibit 1)	104,476	81,976
Non-deliverable forward transactions balances to be settled	27,230	6,292
Other receivables not covered by debtor classification regulations	34,432	24,170
Other receivables covered by debtor classification regulations (Exhibit 1)	72,209	43,816
Interest accrued and pending collection not covered by debtor classification regulations	36,958	21,834
Interest and adjustment accrued and pending collection covered by debtor classification regulations (Exhibit 1)	2	5

Less: Allowances	3,013	1,901

	2,442,925	956,184

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibit 1)	383,652	327,969

Less: Allowances	4,532	4,447

	379,120	323,522

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	38,699	31,559
Other (Note 8.c)	57,944	46,430

Less: Allowances	3	3

	96,640	77,986

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibit 1)	–,–	52
Tax on minimum presumed income – Tax Credit	188,324	150,506
Other (Note 8.d)	432,188	285,008
Other accrued interest receivable	–,–	1
Less: Allowances	228,413	77,604

	392,099	357,963

H. PREMISES AND EQUIPMENT:	441,666	399,615

I. OTHER ASSETS:	27,786	38,950

J. INTANGIBLE ASSETS:
Goodwill	–,–	12,200
Organization and development expenses	55,332	104,180

	55,332	116,380

K. SUSPENSE ITEMS:	4,230	11,261

L. OTHER SUBSIDIARIES’ ASSETS (Note 8.e):	1,438	450

TOTAL ASSETS:	25,825,465	22,022,999

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2008 AND 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-08	12-31-07
LIABILITIES:

M. DEPOSITS:
Government sector	1,685,730	53,899
Financial sector	198,179	195,890
Non financial private sector and residents abroad	15,195,294	14,759,969

Checking accounts	3,293,842	2,771,710
Savings deposits	4,664,223	4,237,696
Time deposits	6,810,809	7,219,407
Investments accounts	9,740	13,152
Other	338,758	435,566
Interest and listed-price differences accrued payable	77,922	82,438

	17,079,203	15,009,758

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA	2,982	1,833

Other	2,982	1,833

Banks and International Institutions	331,311	555,842
Amounts payable for spot and forward purchases to be settled	13	104,223
Instruments to be delivered for spot and forward sales to be settled	1,604,467	206,466
Premiums for options written	1,927	–,–
Financing received from Argentine financial institutions	55,713	72,672

Interfinancial (calls received)	550	10,019
Other financings from local financial institutions	55,163	62,646
Interest accrued payable	–,–	7
Non-deliverable forward transactions balances to be settled	67,056	1,002
Other (Note 8.f)	1,060,504	797,227
Interest and listed–price differences accrued payable	11,180	10,756

	3,135,153	1,750,021

O. OTHER LIABILITIES:
Fees payable	65	118
Other (Note 8.g)	429,020	374,881

	429,085	374,999

P. ALLOWANCES:	379,243	441,964

Q. SUSPENSE ITEMS:	68,507	6,671

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 8.h):	2,410,111	2,146,731

TOTAL LIABILITIES:	23,501,302	19,730,144

S. MINORITY INTEREST IN SUBSIDIARIES (Note 5):	248,139	236,018

STOCKHOLDERS’ EQUITY:	2,076,024	2,056,837

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	25,825,465	22,022,999

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-08	12-31-07
DEBIT ACCOUNTS

Contingent
— Credit lines obtained (unused balances)	52,729	199,679
— Guarantees received	4,109,820	3,437,694
— Contra contingent debit accounts	697,202	554,832

	4,859,751	4,192,205

Control
— Receivables classified as irrecoverable	267,935	280,820
— Other (Note 8.i)	25,950,390	32,078,895
— Contra control debit accounts	477,646	2,221,724

	26,695,971	34,581,439

Derivatives
— “Notional” amount of put options bought	5,850	–,–
— “Notional” amount of non-deliverable forward transactions	1,446,615	1,164,392
— Interest rate SWAP	155,650	292,000
— Other	50,000	50,000
— Contra debit derivatives accounts	1,459,679	1,289,267

	3,117,794	2,795,659

For trustee activities
— Funds in trust	17,575	18,502

	17,575	18,502

TOTAL	34,691,091	41,587,805

CREDIT ACCOUNTS

Contingent
— Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	74,294	26,185
— Guarantees provided to the BCRA	51,698	61,729
— Other guarantees given covered by debtor classification regulations (Exhibit 1)	175,508	135,525
— Other guaranties given non covered by debtor classification regulations	141,835	134,871
— Other covered by debtor classification regulations (Exhibit 1)	253,867	196,522
— Contra contingent credit accounts	4,162,549	3,637,373

	4,859,751	4,192,205

Control
— Items to be credited	425,136	388,952
— Other	52,510	1,832,772
— Contra control credit accounts	26,218,325	32,359,715

	26,695,971	34,581,439

Derivatives
— “Notional” amount of put options written	5,265	–,–
— “Notional” amount of non-deliverable forward transactions	1,454,414	1,289,267
— Contra debit derivatives accounts	1,658,115	1,506,392

	3,117,794	2,795,659

For trustee activities
— Contra credit accounts for trustee activities	17,575	18,502

	17,575	18,502

TOTAL	34,691,091	41,587,805

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2008 AND 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-08	12-31-07
A. FINANCIAL INCOME

Interest on cash and due from banks	11,745	20,202
Interest on loans to the financial sector	187,728	146,833
Interest on overdraft	264,989	164,659
Interest on discounted instruments	176,250	101,775
Interest on real estate mortgage	107,322	64,264
Interest on collateral loans	55,231	15,089
Interest on credit card loans	107,461	55,026
Interest on other loans	495,666	301,738
Interest from other receivables from financial transactions	20,175	23,757
Income from secured loans—Decree 1387/01	214,690	236,964
Net income from government and private securities	–,–	319,666
Indexation by CER	199,209	210,342
Gold and foreign currency exchange difference	206,869	117,403
Other	231,769	126,494

	2,279,104	1,904,212

B. FINANCIAL EXPENSE

Interest on checking accounts	28,083	23,180
Interest on savings deposits	8,713	6,598
Interest on time deposits	720,759	491,577
Interest on interfinancial financing (calls received)	733	1,983
Interest on other financing from financial institutions	10,824	3,394
Interest on other liabilities from financial transactions	28,486	26,627
Other interest	6,832	8,478
Net income from government and private securities	288,141	–,–
Net income from options	100	–,–
Indexation by CER	7,212	49,230
Contribution to the deposit guarantee fund	26,702	23,714
Other	75,096	45,350

	1,201,681	680,131

GROSS INTERMEDIATION MARGIN – GAIN	1,077,423	1,224,081

C. ALLOWANCES FOR LOAN LOSSES	36,708	62,262

D. SERVICE CHARGE INCOME

Related to lending transactions	272,266	163,281
Related to liability transactions	413,474	318,038
Other commissions	283,494	530,772
Other	221,183	170,698

	1,190,417	1,182,789

E. SERVICE CHARGE EXPENSE

Commissions	176,463	114,371
Other (Note 8.j)	64,168	44,556

	240,631	158,927

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2008 AND 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-08	12-31-07
F. ADMINISTRATIVE EXPENSES

Payroll expenses	837,175	653,644
Fees to Bank Directors and Statutory Auditors	570	463
Other professional fees	36,369	29,107
Advertising and publicity	72,764	67,212
Taxes	63,235	52,119
Fixed assets depreciation	42,468	37,203
Organizational expenses amortization	32,706	21,961
Other operating expenses	189,733	149,660
Other	138,428	112,792

	1,413,448	1,124,161

NET GAIN FROM FINANCIAL TRANSACTIONS	577,053	1,061,520

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	2,801	(19,541)

G. OTHER INCOME

Income from long-term investments	65,121	9,363
Punitive interests	2,444	961
Loans recovered and reversals of allowances	187,767	434,295
Other (Note 8.k)	518,119	383,665

	773,451	828,284

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	40	34
Charge for uncollectibility of other receivables and other allowances	199,603	157,626
Amortization of difference arising from judicial resolutions	107,793	323,139
Depreciation and losses from miscellaneous assets	579	4,035
Goodwill amortization	12,200	6,629
Other (Note 8.l)	680,310	1,093,357

	1,000,525	1,584,820

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	352,780	285,443

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	31,270	50,394

NET INCOME FOR THE FISCAL YEAR	321,510	235,049

The accompanying notes 1 through 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2008 AND 2007

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2008	12-31-2007
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of fiscal year	3,465,634 (1)	2,928,807
Cash and cash equivalents at the end of fiscal year	4,661,349 (1)	3,465,634 (1)

Net increase in cash and cash equivalents	1,195,715	536,827

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
-Government and private securities	50,042	(623,058)
-Loans	1,097,487	(332,979)

to financial sector	(26,690)	(25,573)
to non-financial public sector	100,151	367,802
to non-financial private sector and residents abroad	1,024,026	(675,208)
-Other receivables from financial transactions	(77,590)	(63,401)
-Assets subject to financial leasing	(55,598)	(88,334)
-Deposits	896,683	1,854,830

to financial sector	2,220	39,186
to non-financial public sector	1,623,718	(19,579)
to non-financial private sector and residents abroad	(729,255)	1,835,223
- Other liabilities from financial transactions	245,531	221,229

Financing from financial or interfinancial sector (calls received)	(9,469)	(138,881)
Others (except liabilities included in Financing Activities)	255,000	360,110
Collections related to service charge income	1,186,610	1,182,608
Payments related to service charge expense	(240,631)	(158,927)
Administrative expenses paid	(1,332,728)	(1,020,873)
Organizational and development expenses paid	(8,094)	(3,848)
Net collections from punitive interest	1,974	822
Differences from judicial resolutions paid	(50,304)	(37,124)
Collections of dividends from other companies	49,499	6,321
Other payments related to other income and expenses	(103,522)	(656,249)

Net cash flows provided by operating activities	1,659,359	281,017

Investment activities

Net payments from premises and equipment	(84,519)	(38,922)
Net collections / (payments) from other assets	9,547	(7,805)
Other payments from investment activities	(207,810)	(146,501)

Net cash flows used in investment activities	(282,782)	(193,228)

Financing activities

Net collections/ (payments) from:
-Non-subordinated corporate bonds	–,–	(248,638)
-ArgentineCentral Bank	1,133	67

Others	1,133	67
-Banks and international agencies	(224,531)	376,899
-Financing received from local financial institutions	(7,483)	(24,322)
Cash dividends	(164,000)	(90,000)
Other collections from financing activities	202,274	414,830

Net cash flows (used in) / provided by financing activities	(192,607)	428,836

Financial results and results from holdings of cash and cash equivalents (including interest)	11,745	20,202

Net increase in cash and cash equivalents	1,195,715	536,827

(1)	See note 7 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2008 AND 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated—line by line—its balance sheets as of December 31, 2008 and 2007, as per the following detail:

–	As of December 31, 2008:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2008.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2008.

–	As of December 31, 2007:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2007.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2007.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve month period ended on December 31, 2008 and 2007.

Interests in subsidiaries as of December 31, 2008 and 2007 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12/31/08	12/31/07	12/31/08	12/31/07	12/31/08	12/31/07

Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	9,000	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities, stockholders´ equity and subsidiaries´ net income balances in accordance with the criteria defined in Note 2 below, as of December 31, 2008 and 2007, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12/31/08	12/31/07	12/31/08	12/31/07	12/31/08	12/31/07	12/31/08	12/31/07
Francés Valores Soc. de Bolsa S.A.	13,045	12,922	2,551	3,577	10,494	9,345	2,746	3,338
Atuel Fideicomisos S.A. and its subsidiary	33,165	32,521	2,319	4,798	30,846	27,723	3,122	7,568
Consolidar A.F.J.P. S.A.	285,011	377,785	47,690	103,863	237,321	273,922	(36,601)	10,635
Consolidar Cía. de Seguros de Vida S.A.	222,852	328,901	19,792	135,788	203,060	193,113	9,947	62,696
Consolidar Cía. de Seguros de Retiro S.A.	2,650,033	2,234,020	2,545,082	2,145,527	104,951	88,493	16,458	(21,996)
PSA Finance Argentina Cía Financiera S.A.	453,046	265,327	384,891	237,309	68,155	28,018	10,136	917

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•	Consolidar A.F.J.P. S.A.: as of December 31, 2007, the intangible assets, whose book value amounted to 8,745, were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

As of December 31, 2008, these assets have been fully amortized.

•

Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government—Decree 1387/01 held by these subsidiaries amounting to 1,034,959 and 952,106 as of December 31, 2008 and 2007, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance. On January 28, 2009, Consolidar Cía. de Seguros de Retiro S.A. exercised its exchange option in connection with its holdings of eligible secured loans whose book values as of December 31, 2008 were 395,625, and requested, in exchange for them, a promissory note by the Argentine Government denominated in Pesos and accruing interest rate as per the private Badlar rate + 275 basis points maturing in 2014.

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the National Superintendence of Insurance.

•

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía de Seguros de Vida S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2008 and 2007 amounted to 7,011 (loss) and 117 (income), respectively.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 13,084 and 22,099 at December 31, 2008 and 2007, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the National Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

2.3.	The commissions paid by PSA Finance Argentina Cía Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 5,720 and 3,115 at the close of each fiscal year.

2.4.	Upon booking the effects of the interest rate swaps as of December 31, 2008 and 2007, Consolidar Cía de Seguros de Retiro S.A. abided by the rules established by the National Superintendence of Insurance. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the consolidated financial statements would have been increased by 3,950 and 2,550 at the close of each fiscal year.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

a)	Reforms introduced by Law No. 26,222:

Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law. The main amendments in the social security system with an impact on the business of Consolidar A.F.J.P. S.A. include the following:

i)	the possibility for the affiliates of choosing until January 15, 2008 to adhere to the pay-as-you-go scheme managed by the Argentine State;

ii)	as from April 1, 2007, workers who within 90 days from the commencement of their labor relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State;

iii)	men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 pesos shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system;

iv)	the restriction of the commission charged by the pension fund managers for managing affiliates’ contributions to 1% of the basis used to calculate such commissions. The commission thus determined applies to the salaries accrued as from April 2007. Until such date, the commission that Consolidar A.F.J.P. S.A. charged was 1.24%;

v)	increase the maximum of the basis used to determine the social security contributions and commissions from 4,800 pesos to 6,000 pesos concerning the salaries accrued as from April 1, 2007. It must be noted that on October 4, 2007, Decree No. 1346 of the Argentine Executive Branch raised such maximum to 6,750 pesos for salaries accrued as from September 1, 2007. Afterwards, on February 19, 2008, Decree No. 279/2008 issued by the Argentine Executive Branch increased such maximum to 7,256 pesos for the personal contributions paid by workers in a labor relationship as from June 1, 2008 and to 7,800 pesos for the personal contributions paid by the self-employed as from July 1, 2008;

vi)	the establishment starting on January 1, 2008 of a fund of mutual contributions with the resources of the pension fund for purposes of ensuring the full financing of the benefits for temporary disability retirement, supplementary capitals and reconstruction corresponding to the capitalization regime and

vii)	to apply a percentage ranging from 5% to 20% of the assets held in the pension funds to investments in production or infrastructure projects for the medium and long terms.

The reform in the legislation above mentioned has had an impact on the operations of Consolidar Seguros de Vida S.A. given that starting on January 1, 2008, the issuance of new social-security related life insurance policies has ceased. Starting on that date and until the assignment of the portfolio described in the next paragraph, the above Company continued to manage the social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies. Consequently, the Entity’s Board of Directors decided to commence with a merger process as described in Note 3.c).

In addition, Consolidar Compañía de Seguros de Vida S.A. and BBVA Consolidar Seguros S.A. executed an agreement under which BBVA Consolidar Seguros S.A. acquired, as from September 1, 2008, the total policies portfolio of social-security related life insurance, group life insurance and the management aspects concerning the portfolio of mandatory life insurance from Consolidar Compañía de Seguros de Vida S.A.. This portfolio assignment was approved by the National Superintendence of Insurance on October 10, 2008.

b)	Argentine Unified Social Security System:

Enacted on December 4, 2008, Law No. 26,425 suppressed the capitalization regime that was a part of the Unified Social Security System, which part is proposed to be absorbed and then replaced by a single State-run pay-as-you-go system that is known as Argentine Unified Social Security System (SIPA as per the acronym in Spanish).

The following are the main aspects arising from the above Law and from the regulations issued subsequent to its enactment:

i)	the ordinary pension benefits, disability benefits and death benefits previously calculated and paid by Pension Fund Managers (AFJP) have been taken over by ANSES starting with the accrued benefits corresponding to the month of December 2008;

ii)	the resources held in the individual capitalization accounts of the members and beneficiaries of the capitalization regime of the former Integrated Retirement and Pension System are to be transferred to the Public Social-Security Regime Sustainability Guaranty Fund in exactly the same assets in which they had been invested, with ANSES becoming the sole and only holder of such assets and rights; and

iii)	those who are currently holders of individual capitalization accounts will be able to transfer the deposits held in such accounts that they have voluntarily made as well as those amounts that are mandatorily deposited therein to ANSES or to a Pension Fund Manager, with the latter being under a duty to reconvert through a change in their corporate purposes to continue to operate. Any compensations that should be payable to pension fund managers for discontinuing their operations may not exceed the maximum value equivalent to their capital stock, for which purpose the Argentine National State shall deliver to the shareholders in such entities, if applicable, Argentine Government Bonds subject to the lapse of a minimum term before these securities can be disposed of.

iv)	The contributions corresponding to the salaries paid to workers who were members of the individual capitalization regime have been referred to ANSES as from December 1, 2008 and

v)	The requests for social security benefits as well as any claim or other request (either new or pending resolution) made by persons who were members of a Pension Fund Manager are now managed by ANSES.

The circumstances described have a significant impact on the operations of Consolidar AFJP S.A. as it needs now to change its corporate purpose if it wishes to continue operating. The Board of Consolidar AFJP S.A. is currently analyzing the various alternatives for the Company to continue operating within the most adequate framework and as of the date hereof it has implemented the actions it deemed necessary to re-adjust its structure to the Company’s new situation and it has disclosed the relevant effects in its financial statements as of December 31, 2008 which have been prepared on the assumption that the Company has the financial capability to maintain its assets and generate future income after its re-conversion. In addition, the Company’s Board is of the opinion that at this juncture, the best alternative is to maintain in its portfolio and until maturity the investments in Government securities issued by the Argentine Government.

Consolidar A.F.J.P. S.A. managed a pension and retirement fund that as of December 31, 2007 amounted to 17,268 million. By reason of the implementation of the new Argentine Integrated Social-Security Scheme (SIPA) Consolidar A.F.J.P. S.A. transferred such rights to ANSES for an amount of approximately $ 14,000 million.

Therefore, as from the enactment of Law No. 26,425, Consolidar Cía. de Seguros de Retiro S.A. discontinued the issuance of new policies for social-security related life annuities which as of the date hereof stood for 95% of the premiums issued as of December 31, 2008. This notwithstanding, the benefits of the Capitalization Regime that used to be calculated and paid under the Social-Security related life annuities modality, continue to be paid through the relevant retirement insurance company. The Board of this Company is assessing the new regulatory scenario while continuing with the normal operations inherent in managing its assets and liabilities.

c)	Merger between Consolidar Compañía de Seguro de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A.:

On September 23, 2008, the Board of Directors of Consolidar Compañía de Seguros de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A. approved and signed off the Preliminary Merging Agreement, taking the special financial statements for merging purposes as of June 30, 2008 as a basis. Pursuant to this Agreement, the companies decided to merge their respective equities through a transfer in favor of Consolidar Compañía de Seguros de Retiro S.A. of the total assets, liabilities, assets requiring registration, rights and duties held by Consolidar Compañía de Seguros de Vida S.A. This decision was made after a thorough evaluation of the benefits that the merger would entail for both companies.

On October 17, 2008, the General Ordinary and Extraordinary Shareholders’ Meeting of Consolidar Compañía de Seguros de Vida S.A. resolved to authorize the execution of the Final Merger Agreement, and, starting on the date of the merger and once the merging process is approved by the Supervisory Board of Companies (IGJ, as per acronym in Spanish) and the National Superintendence of Insurance (SSN, as per acronym in Spanish) , both companies shall be unified for operational and administrative purposes. On January 29, 2009, the National Superintendence of Insurance authorized the merger. As of the date hereof, the Supervisory Board of Companies (IGJ) has not yet granted its approval.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•	Maginot Financial Trust: on September 26, 2008 a trust indenture was executed between BBVA Banco Francés S.A., as trustee, and Atuel Fideicomisos S.A. as trustor and beneficiary.

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 9.1. to the stand-alone financial statements).

5.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-31-08	12-31-07
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	109,429	126,305
Consolidar Cía. de Seguros de Vida S.A.	69,122	65,736
Consolidar Cía. de Seguros de Retiro S.A.	34,980	29,494
Francés Valores Sociedad de Bolsa S.A.	528	470
Atuel Fideicomisos S.A.	1	3
PSA Finance Argentina Cía Financiera S.A.	34,079	14,010

Total	248,139	236,018

6.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 8,000. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

7.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow as of December 31, 2008 and 2007 explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-08	12-31-07
a) Cash and due from banks	4,243,080	3,169,314
b) Government securities hold for trading or financial transactions	272,769	170,320
c) Loans to financial sectors, loans granted maturity date less than tree months as from the end of the fiscal year	145,500	126,000

CASH AND CASH EQUIVALENTS	4,661,349	3,465,634

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the fiscal year-end date.

8.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	12-31-08	12-31-07
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Discount Bonds in pesos	345,449	310,956
Federal Government Bonds LIBOR 2014	40,961	34,927
Federal Government Bonds in Pesos 10.5 % due in 2012	24,597	24,949
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	28,809	–,–
Discount Bonds in US dollar	56,768	–,–
Federal Government Bonds due in 2015	27,939	–,–
BCRA Notes (NOBAC)	371,274	176,882
Federal Government Bocon PRE9	38,285	–,–
Federal Government Bocon PRO12	14,819	–,–
Federal Government Bocon PRO13	6,633	–,–

Total	955,534	547,714

	12-31-08	12-31-07
Holdings for trading or financial transactions

Federal Government Bonds LIBOR 2012	16,627	29,720
Federal Government Bonds LIBOR 2013	4,805	3,583
Buenos Aires City Bond	3,043	3,563
Discount Bonds in pesos	18,527	50,615
Discount Bonds in US dollar	255	2,805
Peso-denominated GDP-related securities	410	11,607
Cuasipar Bonds in pesos	5,433	6,365
Secured Bonds due in 2018	880	16,422
Federal Government Bocon PRE8	969	11,520
Federal Government Bocon PRE9	4,421	6,900
Bonds issued by the Republic of Austria	20,924	–,–
Treasury Notes	163,257	–,–
Guaranteed Bonds issued by the Government of San Juan at 13.25%	15,416	–,–
Federal Government Bonds in US dollar 7% due in 2011	6,029	8,873
Federal Government Bonds in Pesos 10.5 % due in 2012	–,–	3,105
Other	11,773	15,242

Total	272,769	170,320

Government Securities for repurchase agreements with the Argentine Central Bank (BCRA)

Bonar VII	334,688	–,–

Total	334,688	–,–

Holdings available for sale

Secured Bonds due in 2018	26,456	73,284
Federal Government Bocon PRO 12	65,213	166,229
BCRA Notes (NOBAC)	485,833	1,133,071

Total	577,502	1,372,584

Unlisted government securities

Secured Bonds due in 2020	987,550	903,897
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	14,881	–,–
Other	2,402	6

Total	1,004,833	903,903

Instruments issued by the BCRA

BCRA Bills (LEBAC)	1,267,667	140,068
BCRA Notes (NOBAC)	1,409,020	1,865,723

Total	2,676,687	2,005,791

	12-31-08	12-31-07
Investments in listed private securities

Corporate Bonds Telefónica de Argentina S.A.	2,428	2,269
Corporate Bonds Telecom Personal	–,–	4,994
Corporate Bonds Camuzzi Gas Pampeana	5,114	10,096
Corporate Bonds Grupo Concesionario del Oeste	7,893	9,985
Corporate Bonds Tarjeta Cuyana	4,009	6,459
Corporate Bonds Gas Natural Ban	10,717	–,–
Corporate Bonds Banco Macro	2,171	2,538
Corporate Bonds Petrobrás Energía S.A.	5,004	1,429
Fideicomiso de Gas	17,357	30,629
Tarjeta Naranja Trust	8,045	11,820
Radar Financial Trust	39,250	36,788
Galtrust 1 Financial Trust	3,990	10,333
Garbarino Trust	–,–	4,349
Secubono Trust	–,–	9,153
Cía. Financiera Argentina Trust	–,–	12,033
Tenaris	551	3,160
Telecom	1,481	5,197
FBA Bonos Argentinos FCI	3,950	2,019
FBA Ahorro Pesos FCI	2,700	1,671
1784 Inversión Pesos FCI	–,–	2,853
Pionero Pesos FCI	–,–	10,015
HF Pesos Clase I FCI	–,–	6,364
FBA Renta Pesos	42,608	–,–
Rembrandt Amro Pesos FCI	–,–	11,016
Other	7,126	46,733

Total	164,394	241,943

Allowances	(752,747)	(61,002)

Total	5,233,660	5,181,253

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,381,330	1,497,988
Fixed-rate financial loans	669,047	904,117
Other	323,099	264,738

Total	2,373,476	2,666,843

c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies-unlisted	31,726	30,586
In non-controlled companies-supplementary activities	26,171	15,801
Other – unlisted	47	43

Total	57,944	46,430

	12-31-08	12-31-07
d) OTHER RECEIVABLES – Other

Prepayments	33,381	46,200
Guarantee deposits	33,936	25,551
Miscellaneous receivables	95,197	60,226
Tax prepayments	246,457	93,647
Other	23,217	59,384

Total	432,188	285,008

e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	1,438	450

Total	1,438	450

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – Other

Correspondents – our account	11,909	146,540
Collections and other operations for the account of third parties	392,840	25,925
Other withholdings and collections at source	115,131	104,883
Accounts payable for consumption	201,343	140,105
Money orders payable	125,811	244,410
Loans received from Argentine Technological Fund (FONTAR)	39,951	20,623
Loans received from Interamerican Development Bank (BID)	48,520	57,738
Pending Banelco debit transactions	23,807	11,220
Other	101,192	45,783

Total	1,060,504	797,227

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	199,772	194,226
Accrued taxes	113,509	79,813
Miscellaneous payables	110,609	91,845
Other	5,130	8,997

Total	429,020	374,881

h) OTHER SUBSIDIARIES’ LIABILITIES

Insurance companies, claims in adjustment process	–,–	94,013
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	140,119	138,480
Insurance companies, mathematical reserve	2,232,779	1,896,586
Difference arising from secured loans accrued valuation – Consolidar Cía. de Seguros de Retiro S.A.	(13,084)	(22,099)
Other related to insurance business	50,297	39,751

Total	2,410,111	2,146,731

	12-31-08	12-31-07
i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	8,015,275	9,433,738
Collections items	660,981	579,318
Checks drawn on the Bank pending clearing	213,423	223,112
Checks not yet credited	832,783	786,562
Securities representative of investment in escrow on behalf of the Pension Fund Manager	16,151,027	20,993,983
Other	76,901	62,182

Total	25,950,390	32,078,895

j) SERVICE CHARGE EXPENSE –Other

Turn-over tax	47,638	34,175
Other	16,530	10,381

Total	64,168	44,556

k) OTHER INCOME – Other

Premiums – Insurance companies	314,807	299,659
Rent	1,668	2,038
Income from the sale of fixed and miscellaneous assets	10,825	1,092
Related parties expenses recovery	5,587	6,100
Deferred income tax (1)	138,052	55,500
Others	47,180	19,276

Total	518,119	383,665

(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

l) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	355,643	357,063
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	147,389	119,971
Tax on bank credits and debits	40,714	33,064
Deferred tax expenses (2)	–,–	337,000
Insurance premiums for disability and death	42,780	884
Claims paid – Insurance companies	(5,042)	200,459
Other	98,826	44,916

Total	680,310	1,093,357

(2) As of December 31, 2007, the recovery of this amount had been booked in the line Loans recovered and reversals of allowances.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish-See Note 19)

-Stated in thousands of pesos-

	12-31-08	12-31-07
COMMERCIAL PORTFOLIO

Normal performance	8,671,966	8,767,828

Preferred collaterals and counter guaranty “A”	83,514	104,485
Other collaterals and counter guaranty “B”	118,765	107,263
Without senior security or counter guaranty	8,469,687	8,556,080

In potential risk	9,887	17,733

Other collaterals and counter guaranty “B”	–,–	922
Without senior security or counter guaranty	9,887	16,811

Nonperforming	1,173	5,321

Without senior security or counter guaranty	1,173	5,321

With high risk of uncollectibility	31,717	27,025

Preferred collaterals and counter guaranty “A”	–,–	946
Other collaterals and counter guaranty “B”	1,763	–,–
Without senior security or counter guaranty	29,954	26,079

Uncollectible	3,231	518

Without senior security or counter guaranty	3,231	518

Total	8,717,974	8,818,425

EXHIBIT 1
(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2008 AND 2007

(Translation of financial statements originally issued in Spanish-See Note 19)

-Stated in thousands of pesos-

	12-31-08	12-31-07
CONSUMER AND HOUSING PORTFOLIO

Normal performance	4,914,531	3,522,504

Preferred collaterals and counter guaranty “A”	8,038	8,145
Other collaterals and counter guaranty “B”	1,192,878	726,341
Without senior security or counter guaranty	3,713,615	2,788,018

Low risk	57,229	27,277

Preferred collaterals and counter guaranty “A”	–,–	2
Other collaterals and counter guaranty “B”	16,889	6,181
Without senior security or counter guaranty	40,340	21,094

Medium risk	36,085	12,256

Preferred collaterals and counter guaranty “A”	–,–	5
Other collaterals and counter guaranty “B”	5,277	568
Without senior security or counter guaranty	30,808	11,683

High risk	38,437	1,006

Other collaterals and counter guaranty “B”	2,083	353
Without senior security or counter guaranty	36,354	653

Uncollectible	3,103	18,263

Other collaterals and counter guaranty “B”	1,145	1,777
Without senior security or counter guaranty	1,958	16,486

Uncollectible, classified as such under regulatory requirements	729	1,261

Other collaterals and counter guaranty “B”	140	251
Without senior security or counter guaranty	589	1,010

Total	5,050,114	3,582,567

General Total (1)	13,768,088	12,400,992

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to audit

We have audited:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of December 31, 2008 and the statement of income, statement of changes in stockholders’ equity and cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 18 (notes 2, 4.1 and 4.2 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of December 31, 2008 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 8 and the supplemental Exhibit 1.

The financial statements (both the stand-alone and the consolidated financial statements) and certain related supplemental information referred to above are presented for comparative purposes with the financial statements and supplemental information for the year ended December 31, 2007.

The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on the financial statements based on our audit carried out pursuant to the scope of work outlined in caption 2 of this report.

2.	Scope of our work

We conducted our audit in accordance with the auditing standards generally accepted in the Argentine Republic as adopted by the Professional Council in Economic Sciences of Buenos Aires City and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to errors or omissions or to irregularities. In making those risk assessments the auditor considers the internal control relevant to the Bank’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in the City of Buenos Aires concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Opinion

In our opinion, the stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. as of December 31, 2008, the results of its operations, changes in its stockholders’ equity and its flows of cash and cash equivalents for the fiscal year then ended, in conformity with the accounting standards established by B.C.R.A.´s and, except for the effects of the matter indicated in caption 3, in conformity with the accounting principles generally accepted in the Argentine Republic as approved by the Professional Council in Economic Sciences of Buenos Aires City.

Our independent auditors’ report on the stand-alone and the consolidated financial statements for the fiscal year ended December 31, 2007, whose figures are presented for comparative purposes was issued on February 12, 2008 and was qualified due to departures from professional accounting principles generally accepted in Buenos Aires City, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 19 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and the except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, February 12, 2009.

PABLO F. TONINA

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: February 20, 2009	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer